EXHIBIT A



CAMPAGNA MOTORS USA, INC.
1320 State Route 9, Suite 6667
Champlain, NY 12919
www.campagnamotors.com

UP TO 500,000 SHARES OF THE COMPANY'S COMMON STOCK

The Company is offering up to 500,000 shares of its Common Stock at a purchase price of $2.00 per share. The minimum purchase price is $200, representing 100 shares of the Company. This Offering is being conducted on a best efforts basis and the Company must reach its target amount of $100,000 by February 15, 2017. If the Company does not raise its target amount by February 15, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the target amount up to $1,000,000 on a first come, first served basis. If the Company reaches its target amount prior to February 15, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Basic Information about the Company and Overview

Campagna Motors USA, Inc. is a newly formed Delaware C Corporation that is under common beneficial ownership to CIRBIN, Inc. (DBA "Campagna Motors Canada"), a Québec, Canada based company that manufactures and sells Campagna Motors vehicles. Campagna Motors USA, Inc. will be responsible for marketing, logistics, and sales of Campagna Motors vehicles in the United States, and will undertake some of its own product development.

Campagna Motors was founded by Daniel Campagna in 1988. Mr. Campagna was a mechanic for Mr. Gilles Villeneuve, a Formula 1 driver in the late 1970s. He began to design and build vehicles that were fun to drive and provided the performance that a racer was seeking. Mr. Campagna personally designed and handcrafted the first T-REX vehicle. By 1995 the T-REX was no longer handcrafted by Mr. Campagna himself and was factory produced.

In 2008, André Morissette and David Neault, through CIRBIN, Inc., purchased the assets of Campagna Motors. CIRBIN, Inc. then began doing business as Campagna Motors Canada.

Principal Products

Since 1988, Campagna Motors has produced street legal, three-wheel, side by side seating, high performance recreational vehicles. Campagna Motors vehicles have been available for sale in the United States since 2001. The vehicles that Campagna Motors makes are not three-wheel motorcycles. The configuration of Campagna Motors' vehicles, with two wheels in the front with one in back, provides greater stability for drivers than the opposite configuration. This type of vehicle is often referred to as a reverse-trike or an autocycle.

With autocycles, the driver sits in a seat and uses a steering wheel. There are no handlebars and drivers do not straddle the vehicle. Autocycles share other characteristics with passenger cars, including acceleration and braking pedals, and seatbelts.

Campagna Motors' principal product is the T-REX, which has been in production since 1995. The T-REX features an in-line 6-cylinder engine, delivering 160 horse power and acceleration of 0 to 100 km/h in 3.9 seconds. The engine is currently sourced from BMW. The combination of performance, design, and features, make the T-REX a fun and exciting drive. The T-REX comes in two editions, the T-REX 16S and T-REX 16SP. The two editions have retail prices of approximately $58,000 and $64,000, respectively.



2017 T-REX 16S



2017 T-REX 16SP

Campagna Motors' other core product is the V13R. The V13R is advertised as an "American Muscle Trike" and has been in production since 2011. It is a two-seat, three wheeled motor vehicle with 122 horse power, with its engine sourced from Harley Davidson. The V13R's retail price is approximately $54,000.



2017 V13R

Campagna Motors is currently developing an entry level model that will be similar to the T-REX in appearance and feel, but will feature a retail price of approximately $30,000. Campagna Motors believes that it will be able to have the new model in production within the next three to four years. Campagna Motors is also developing a right hand drive version of the T-REX that will be available starting in Fall 2016. Additionally, Campagna Motors is in the process of developing a pre-production prototype electric drive version of the T-REX. Campagna Motors intends to showcase the prototype to validate the product and market opportunity. Campagna Motors cannot guarantee that the electric drive T-REX will be in production in the near future.

Under current regulators, Campagna Motors vehicles are regulated by the National Highway Traffic Safety Administration ("NHTSA") as a motorcycle. The NHTSA has proposed, as part of its Regulatory Agenda to create a new classification for autocycles. The proposal for action has been on the agenda since Fall 2012; proposed or final rules have yet been released. Campagna Motors believes that these regulatory changes may have a positive impact on its business as its vehicles already meet the more stringent guidelines for autocycles, referred to as Three Wheels Vehicles, under Canadian regulations.

The Company intends to market and sell Campagna Motors vehicles under the terms of the license agreement it will enter into with Campagna Motors Canada. The license agreement covers the discount at which Campagna Motors USA will acquire vehicles and inventory from Campagna Motors Canada, ordering procedure for vehicles, use of the intellectual property of Campagna Motors (which is owned by 9158-7147 Quebec Inc., a holding company wholly owned by André Morissette), and the sharing of product development. Without this agreement, the Company will not be able to undertake its planned operations.

Other potential sources of revenue for the Company include distributing parts and servicing Campagna Motors vehicles as well as revenues from rentals of Campagna Motors vehicles.

Market

The three-wheel autocycle market is considered to be on an upwards trend. According to Technavio, a market research company, the global autocycle will grow at a compound annual growth rate of around 13 percent by 2020. Technavio goes on to report that during 2015, North America accounted for approximately 61 percent of the total market share and will continue to be the largest regional market for autocycle. Campagna Motors USA did not commission this study.

Market assessments for autocycles includes both performance vehicles, like the Campagna Motors T-REX and V13R as well as vehicles economy vehicles, like the Toyota i-Road and Elio Motors.

The typical buyer for the T-REX is a man between the ages of 30 and 55 years old. He has disposable income for luxury items and wants a sports car experience that will generate attention wherever he goes. The T-REX would typically be his third or fourth vehicle. For the V13R, the typical buyer is a bit older, generally 45 to 65 years old. He is attracted to the Harley Davidson brand and enjoys cruising with other Harley Davidson motorcycle owners.

The Company believes it is operating in a growing market space for three main reasons: side by side seating, an aging population, and the stability of three-wheel vehicles. It is the Company's belief that some motorcycle owners are looking for a recreational vehicle that allows for their passenger to be seated beside them, rather than behind. The side by side seating configuration provides a more comfortable position to allow conversations between driver and passenger.

Additionally, as they get older, the Company understands that motorcycle owners feel less and less secure driving a motorcycle but do not want to let go of the pleasure and feeling of riding an open air vehicle. A three-wheeled vehicle of the type offered by Campagna Motors allows those motorcycle owners to continue to enjoy their passion or hobby.

Finally, the Company believes there are drivers of four-wheel cars who would be interested in purchasing a pleasure vehicle like a motorcycle, but for their concerns about stability. A properly engineered three-wheeled vehicle can be as stable as four-wheel vehicle and be of interest to those purchasers.

Marketing/Business Development

Campagna Motors' marketing has utilized a mix of organized advertising through reviews by popular automotive online magazines as well as celebrity endorsements and public appearances with Campagna Motors vehicles. For instance, Campagna Motors vehicles have been reviewed on popular sites like *Jay Leno's Garage*, *Autoblog*, *BBC Autos*, and *Motorcyclist*. Campagna Motors vehicles have also been driven by celebrities like Antwaan Randle El, the Black Eyed Peas, Justin Bieber, Danica Patrick, and Criss Angel.

The Company also intends to drive sales of its products by allowing potential purchasers to see and experience Campagna Motors vehicles in person. To do this, the Company intends to operate approximately 40 corporate stores in high-visibility cities, like Los Angeles, New York, and Las Vegas, across the United States. These corporate stores will be directly operated by the Company and act as showrooms for the vehicles, service centers for vehicles that have been purchased by customers, and rental facilities for customers interested in trying out the vehicles. Additionally, the Company intends to oversee a network of sixty to eighty franchisee dealerships currently in the car or powersport industry. These franchisees will also participate in sales, service, and rentals.

The Company also intends to implement an owner's group and social-network for Campagna Motors vehicle owners. Campagna Motors Canada will be involved in the creation of this social-network by defining the rules, which Campagna Motors USA will implement. The Company believes that such a network will help customers maximize their experience owning a Campagna Motors vehicle and will encourage others to purchase vehicles as well.

Competition

Campagna Motors faces competition from other, more established companies in the three-wheel and four-wheel recreational performance vehicle market. In the three-wheel vehicle market, Campagna Motors' primary competition is from Polaris Industries Inc., the maker of the Slingshot. Polaris introduced the Slingshot to consumers in 2014 and reported strong sales that outpaced expectations as of Polaris' public report on October 21, 2015. Campagna Motors believes that its products can compete with and are substantially different from Polaris because of Campagna Motors' utilization of high-tech materials and high-quality, lightweight components; creating lighter product with more power, matched with exclusive design and performance.

The Company is currently developing an entry-level vehicle, as identified below. The Company believes that this vehicle, when in production, will directly compete in the marketplace with the Polaris Slingshot.

Campagna Motors will continue to face competition in the four-wheel vehicle market as well. Competitors here include Lotus Cars Limited's Elise and Exige, as well as the Ariel Motor Company Atom and KTM-Sportmotocycle AG X-Bow. Campagna Motors distinguishes itself from the Atom and X-Bow due to the fact that its vehicles are street legal in the United States, subject to proper licensing for drivers. Compared to the Elise and Exige, Campagna Motors believes that many drivers will also find its products to be a more enjoyable recreational vehicle for, among other things, the open-air experience that they provide, which is more akin to a motorcycle like experience.

As the exclusive marketing and distribution affiliate for Campagna Motors in the United States, the Company will not have to compete with other distributors of Campagna Motors vehicles in the United States.

Product Development

As discussed above, Campagna Motors is developing a vehicle that will offer many similarities to its T-REX, but at a retail price of approximately $30,000 compared to the T-REX's retail price of $58,000 to $64,000. Campagna Motors anticipates that this model will be available within three to four years.

Additionally, the Company intends to engage in its own product development on its own and in conjunction with Campagna Motors Canada, in order to better serve the US market.

Employees

Campagna Motors USA currently has two employees, comprising the management team of André Morissette and David Neault. In the coming 12-months, the Company intends to expand its employee count by adding sales personnel. The number of additional personnel will depend on the success of this Offering.

Campagna Motors Canada personnel will provide support to Campagna Motors USA in certain functional areas including customer service, aftersales service, and all central marketing and administrative functions as well as product development.

Intellectual Property

Campagna Motors, through 9158-7147 Quebec Inc., a holding company that is 100 percent beneficially owned by André Morissette, has secured trademark protection in the United States and Canada. Additionally, Campagna Motors has received patent protection for the design of certain vehicle components from the Canadian Intellectual Property Office. An identical application has been filed with the United States Patent and Trademark Office.

TRADEMARKS

Title	Country	Application No. / Filing date	Registration No. / Registration date	Status
T-REX	United States	85411876 / August 31, 2011	4157017 / June 12, 2012	Registered
V13R	United States	85411883 / August 31, 2011	4182178 / July 31, 2012	Registered
CAMPAGNA	United States	85411888 / August 31, 2011	4185367 / August 7, 2012	Registered
P & DESIGN	Canada	1679197 /May 30, 2014		Published
P & DESIGN	United States	86321657 / June 26, 2014		Pending
T-REX & DESIGN	Canada	1692419 / September 4, 2014	TMA 929,585 / February 22, 2016	Registered

PATENTS

Title	Country	Application No. / Filing date	Registration No. / Registration date	Status
FUEL TANK, RADIATOR, PEDAL BOX ASSEMBLY, REVERSE TRANSMISSION SYSTEM AND ELECTRIC CONTROL MODULE FOR VEHICLES	Canada	CA 2014/000120 / February 18, 2014	CA 2901648 / May 24, 2016	Issued
FUEL TANK, RADIATOR, PEDAL BOX ASSEMBLY, REVERSE TRANSMISSION SYSTEM AND ELECTRIC CONTROL MODULE FOR VEHICLES	United States	14/768528 / February 18, 2014		Published Application

Legal Proceedings

The Company is not currently involved in any legal proceedings.

DUE DILIGENCE

Due diligence by CrowdCheck, Inc.



verified by crowdcheck
Campagna Motors USA, Inc.
Expires February 17, 2016

PEOPLE BEHIND THE COMPANY

The below table identifies the principle principal people with the Company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
FOR CAMPAGNA MOTORS USA				
Executive Officers:				
André Morissette	President & CEO	51	Since Oct. 19, 2016	30 (Mr. Morissette will continue to serve as President and CEO of Campagna Motors Canada on a full time basis)
David Neault	Vice-President	43	Since Oct. 19, 2016	20 (Mr. Neault will continue to serve as Vice President of Campagna Motors Canada on a full time basis)
Directors:				
André Morissette	President & CEO	51	Since Oct. 19, 2016	30
David Neault	Vice-President	43	Since Oct. 19, 2016	20

André Morissette, President and CEO, Director

André Morissette, 51, is a businessman with over thirty years of experience running companies. In 1988, Mr. Morissette cofounded 3-SOFT, which was a prominent player in the computer services industry with revenues of $80 million and 150 employees at the time of its sale in 2005. From 2005 to 2007, Mr. Morissette served as President of Noxent, an information technology services company based in Quebec, Canada. Since 2007, Mr. Morissette has been the President and CEO of Campagna Motors Canada. Mr. Morissette received a certificate in Business Management from HEC Montréal in 1991.

David Neault, Vice President, Director

David Neault, 43, has been a Vice President with Campagna Motors Canada since 2008. Starting in 1994, and continuing on an ongoing basis, Mr. Neault has been active in trading motorcycles and parts through the use of e-commerce. These activities have given Mr. Neault insight into industry participants, market dynamics, and consumer preferences.

RELATED PARTY TRANSACTIONS

The Company intends to enter into a license agreement with Campagna Motors Canada to market and sell Campagna Motors vehicles in the United States and use the Campagna Motors brand on any products developed by Campagna Motors USA. That agreement has not yet been executed.

Additionally, the Company has entered into a loan repayment agreement Campagna Motors Canada for expenses incurred relating to the formation of Campagna Motors USA and other expenses.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Operations

The Company relies on the efforts of its Canadian affiliate to manufacture and develop products. Campagna Motors USA has been created to provide marketing and logistics support to Campagna Motors Canada in the US market. The Company will conduct its own marketing in conjunction with Campagna Motors Canada, operate corporate stores, coordinate a dealer network, and engage in product development. However, the Company will rely on Campagna Motors Canada for major product development under the Campagna Motors brand and on the efforts of Campagna Motors Canada to supply the US market with vehicles for purchase.

The Company has not yet executed its license agreement with Campagna Motors Canada. Campagna Motors USA's operations will depend on the execution of a license agreement with Campagna Motors Canada. That agreement has not yet been executed.

The Company is dependent on its founders to execute its business plan. Campagna Motors USA is dependent on the efforts of André Morissette and David Neault to execute its business plan. The Company's business would be adversely affected should either André Morissette and David Neault decide to leave the Company.

The Company will be subject to changes in foreign currency exchange rates. Campagna Motors USA will acquire all of its inventory from Campagna Motors Canada, a company based in Québec, Canada. The prices at which the Company acquires that inventory will vary based on exchange rates between the United States and Canada and may impact the financial results of the Company.

Political uncertainty regarding trade relations may negatively impact the Company. Recent political trends in the United States have created new uncertainty regarding trade relations between the United States and Canada. Should the United States no longer participate in the North American Free Trade Agreement, without having a new agreement in place, it is possible that Campagna Motors USA will be required to acquire its inventory from Campagna Motors Canada at a higher price. If the Company is not able to pass these price increases on to consumers, the Company's financial results may be harmed.

The Company faces competition from larger and more established motor vehicle companies. The Company's current competitors have significantly greater resources and better competitive positions in certain markets than Campagna Motors. These factors may allow competitors to respond more effectively than Campagna Motors to new or emerging technologies and changes in the market.

The Company operates in a highly competitive space. Competition presents an ongoing threat to the success of the Company's business. Campagna Motors' competitors may develop products, features, or services that are similar or that achieve greater market acceptance. Campagna Motors' competitors may also undertake more far-reaching and successful product development efforts or marketing campaigns.

The Company may be adversely impacted by an economic downturn or declining economic sentiment. Campagna Motors' core products are high-end, recreational vehicles. In the event of an economic downturn or declining economic sentiment, potential customers may hold back from acquiring Campagna Motors vehicles prior to cutting back on other expenses.

The Company may be negatively impacted by increasing interest rates. Interest rates have been at historic lows for the past few years. This has made it less expensive to finance the purchase of vehicles, like those offered by Campagna Motors. Should interest rates go up, the Company's revenues may be negatively impacted if customers who would have financed a vehicle decide to purchase from the Company.

The Company may not be successful in its efforts to grow its US customer base. Campagna Motors currently has approximately 2,000 sold vehicles on the road, mostly in Canada. The Company's main focus will be to increase the US customer base for Campagna Motors. There is no guarantee that these efforts will be successful.

The Company's success depends on its ability to operate dozens of corporate stores and a dealer network. In order to reach new customers, the Company will need to open showrooms and create arrangements with independent dealers. If the Company is not able to open these stores and showrooms, encounters difficulties establishing a dealer network, or is unable to effectively manage the stores and dealer network, the Company may not be successful developing a larger US market for Campagna Motors vehicles.

The Company may not be able to recruit qualified personnel necessary to expand its operations. Right now, the only personnel of Campagna Motors USA are its founders, André Morissette and David Neault. To expand its operations, the Company will be required to recruit personnel to act as sales representatives, logistics managers, and corporate store managers, among others. Should the Company not be able to recruit and maintain qualified personnel, it may not be able to engage in its planned operations.

If the Company is not able to maintain and enhance the Campagna Motors brand, its ability to expand its customer base, its business and financial results may be harmed. Maintaining and enhancing the Campagna Motors brand image is critical to expanding the Company's customer base. This brand image will depend on Campagna Motors' ability to effectively market its products to new customers, who are likely unaware of the products that the Company offers. If the Company fails to successfully maintain and enhance the Campagna Motors brand, or if the Company incurs excessive expenses in this effort, its business and financial results may be adversely affected.

The Company cannot be certain that additional financing will be available on reasonable terms when required, or at all. The Company will need additional financing in the future. Its ability to obtain additional financing, if and when required, will depend on investor demand, its operating performance, the condition of the capital markets, and other factors. When the Company seeks such additional financing, the terms may not be favorable to the Company, or such financing may not be available at all.

The Company's auditor has issued a going concern opinion. Campagna Motors USA is a newly formed entity with no prior operating history. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

Proceeds from this Offering will be used to reimburse Campagna Motors Canada. Campagna Motors Canada incurred expenses relating to the formation of Campagna Motors USA and for accounting, legal, and marketing expenses connected to this Offering of securities. Part of the proceeds from this Offering will be used to reimburse Campagna Motors Canada for actual costs it has incurred.

Risks Related to the Company's Industry

Motor vehicles, like those produced by Campagna Motors, are highly regulated and are subject to regulatory changes. Campagna Motors is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to autocycles. Currently, US motorcycle regulations apply to autocycles. New regulations could impact the design of Campagna Motors vehicles and its ability to produce those vehicles, possibly negatively affecting the Company's financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate a Campagna Motors vehicle. Sales may be negatively impact if any state requires customers to use helmets.

Sales of autocycles, like those produced by Campagna Motors, may be impacted by weather conditions. Autocycles are designed to appeal to drivers who enjoy performance vehicles that are open to the elements. As a result, sales of autocycles may suffer during winter months.

The Company may be subject to product liability claims. Motor vehicle manufacturers and distributors can expect to be subject to product liability claims from time to time. To date, Campagna Motors has not been subject to a claim of product liability. Should a Campagna Motors vehicle owner decide to file a claim for product liability against Campagna Motors and the Company, that may negatively affect the Company's financial performance and may affect other aspects of the Company's business while defending against the claim.

The Company may suffer losses due to product recalls. Should Campagna Motors be required to declare a recall, such efforts will be administered in the United States by the Company. Campagna Motors has previously declared three recalls since 2007. These recalls directed Campagna Motors vehicle owners to bring in their vehicles to their nearest dealer to make repairs. Such repairs will require time and effort on the part of the Company, and any incorrect repairs may result in liability to the Company.

Risks Related to this Offering and Ownership of the Company's Common Stock

The price of the Common Stock has been set arbitrarily. The price of the Company's Common Stock was determined internally based on the management's calculated value of the Company. Campagna Motors USA has not obtained any third-party valuation reports or negotiated the price with any third party.

There is no current market for any of the Company's Common Stock. There is no formal marketplace for the resale of the Company's Common Stock. The stock may be traded on the over-the-counter market to the extent that any demand exists and investors comply with the restrictions on transfer provided under Regulation Crowdfunding. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their stock as collateral.

Investors will hold minority interests in the Company. Campagna Motors USA has already issued 33,333,333 shares of its Common Stock that are beneficially owned by its founders, André Morissette and David Neault. After completion of this offering, investors will hold minority interests in the Company and will not be able to direct its operations. The rights, preferences, and privileges of the Common Stock are provided in the Certificate of Incorporation of the Company and under Delaware General Corporate Law.

Investors may experience future dilution of their shares. From time to time, the Company may be required to engage in additional capital raising activities to support or expand its operations. These capital raising activities may involve the issuance of additional shares of the Company's stock, causing dilution to existing stockholders.

The Company is raising funds in this offering on a best-efforts basis and may not raise the maximum amount being offered. The Company is seeking to raise up to $1 million on best-efforts basis. The Company has not received any firm commitments to purchase its securities and may raise substantially less than $1 million. Should the Company raise less than $1 million, it will be required to adjust its use of proceeds and operations to account for the reduced funds.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Title of class	Name of beneficial owner	Percent of class
Common Stock	9947922 Canada Inc.*	90%
Common Stock	9948678 Canada Inc.†	10%

* 9947922 Canada Inc. is an entity wholly owned by André Morissette.

† 9948678 Canada Inc. is an entity wholly owned by David Neault.

DESCRIPTION OF CLASSES OF SECURITIES AND THE SECURITIES IN THIS OFFERING

General

The Company is offering Common Stock to investors in this offering.

The following description summarizes important terms of the shares of Campagna Motors USA. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Incorporation. For a complete description of Campagna Motors USA's stock, you should refer to its Certified of Incorporation and application provisions of the Delaware General Corporation Law.

At the commencement of this offering, the authorized number and consists of 60,000,000 Shares of Common Stock.

As of inception of the Company, the outstanding shares of Campagna Motors USA included: 33,333,333 shares of Common Stock. The Company has not issuers or authorized any other classes of stock, or any other security.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

DILUTION

The Company is authorized to issue up to 60,000,000 shares of its Common Stock. Before the commencement of this Offering, 33,333,333 have been issued.

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

UPDATES

Updates on the status of the offering may be found on the StartEngine funding portal at https://www.startengine.com/.

FINANCIAL STATEMENTS

The balance sheet of Campagna Motors USA, Inc. as of October 19, 2016, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from October 19, 2016 (inception) to October 19,

2016, and the related notes to the financial statements have been included with this Offering Memorandum with the Independent Auditor's Report of DBBMcKennon, LLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

FINANCIAL CONDITION

Campagna Motors USA, Inc. is a newly formed entity that has not yet begun its planned principal operations. As of the date of this Offering, the Company has limited cash on hand and relies on financial support from its affiliate, Campagna Motors Canada. All expenses incurred by Campagna Motors Canada will be repaid by Campagna Motors USA.

Results of Operations

As a newly formed entity, the Company has not yet engaged in its principle operations. Over the next 12 months, the Company will establish its US headquarters and acquire warehouse facilities in upstate New York that will serve as its logistics base for parts and inventory. Additionally, the Company will begin opening corporate stores in US cities. The number of stores opened in the next 12 months will depend on the capital raising efforts of the Company. The ideal scenario would involve the Company opening approximately 40 corporate stores across the US.

The Company will also will establish a network of independent, franchise dealerships for Campagna Motors vehicles in the United States. This effort will begin with independent dealerships that currently have agreements in place with Campagna Motors Canada. Over the next 12 months, the Company anticipates enrolling up to 20 independent franchise dealerships.

The Company will acquire its inventory from Campagna Motors Canada at discount of 15% to 20% off of the retail price of the vehicles. Inventory of approximately six vehicles per corporate store will be acquired by the Company. These vehicles will be used for demonstrations and rentals as each store with additional inventory being acquired to meet sales demand.

Liquidity and Capital Resources

As of October 19, 2016, the Company's assets consist of prepaid expenses totaling $58,738.

The Company has incurred an obligation to reimburse Campagna Motors Canada for expenses incurred on behalf of Campagna Motors USA for formation of the Company and in connection with legal, marketing, and accounting fees associated with securities offerings of the Company. As of October 19, 2016, the amount owed to Campagna Motors Canada $237,164. Under the terms of the agreement with Campagna Motors Canada, the Company may borrow up to $400,000. If the Company borrows the full amount of $400,000, it will have a repayment obligation of $448,000.

Should it be required, the Company may rely on additional advances from Campagna Motors Canada to support its operations.

Indebtedness

The Company has incurred an obligation to reimburse Campagna Motors Canada for expenses incurred on behalf of Campagna Motors USA for formation of the Company and in connection with legal, marketing, and accounting fees associated with securities offerings of the Company. As of October 19, 2016, the amount owed to Campagna Motors Canada $237,164. Under the terms of the agreement with Campagna Motors Canada, the Company may borrow up to $400,000. If the Company borrows the full amount of $400,000, it will have a repayment obligation of $448,000.

Recent trends

The Company is aware that independent research produced by Technavio identifies that the global trike and autocycle market is expected to grow at a compound annual growth rate of approximately 13 percent from 2015 to 2020, with North America being the largest market for these vehicles.

When analyzing internet traffic trends from October 26, 2015 to October 25, 2016, the Company finds that 74% of website visitors are located in the United States. The top five states in which website visitors are located are Texas, California, New York, Florida, and Illinois. Almost 65% of the visitors are between the ages of 25-54, with nearly 88% of visitors being male. These trends give the Company a sense of where it has potential for targeting likely customers and confirms that the Company is reaching its desired demographic.

Recent offerings of securities

The Company has not previously engaged in any other offering of securities other than the initial capitalization of the Company by its founders.

Valuation

The Company has not obtained any third-party valuations. The valuation of the Company for this Offering was determined by management.

USE OF PROCEEDS

The anticipated use of proceeds by the Company for the target offering of $100,000 is as follows:

- $45,275 for establishment of Campagna Motors USA and its upstate New York logistics headquarters;
- $45,275 for offering expenses, working capital and future securities offering expenses; and
- $9,450 for fees associated with this Offering.

The anticipated use of proceeds by the Company for the maximum offering of $1,000,000 is as follows:

- $50,000 for establishment of Campagna Motors USA and its upstate New York logistics headquarters;
- $360,000 for offering expenses, and future securities offering expenses;
- $125,000 for opening Campagna Motors USA's first corporate store in the US;
- $125,000 for marketing expenses;
- $200,000 for inventory build-up;
- $77,000 for working capital; and
- $63,000 for fees associated with this Offering.

The above description of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. **Campagna Motors USA reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.**

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Annual Reports

You will be able to find the Company's annual report on a dedicated investor information page to be created on our site at www.campagnamotors.com. The annual report will be available by April 30, 2017.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

MAKING AN INVESTMENT IN CAMPAGNA MOTORS USA

Investors will subscribe for purchase of shares of the Company through the StartEngine funding portal at www.startengine.com. The StartEngine funding portal will be the exclusive means by which investors may subscribe to this Offering. All interested investors will be required to agree to the terms of the Company's subscription agreement.